United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz plans to win a 25% share of the hardwood pulp market by 2015

Investment in water transportation in Rio Grande do Sul will reduce costs and ensure operational excellence.

(São Paulo, May 29, 2008) - Aracruz Celulose S.A. (NYSE: ARA), the world’s largest producer of eucalyptus pulp and one of Brazil’s leading exporters, hereby announces that as part of the project for the expansion of its Guaíba Unit, in Rio Grande do Sul (RS), Aracruz Celulose is going to bet on the state’s waterway potential. The company intends to build three river terminals for the transporting of wood – at Guaíba, Rio Pardo and Cachoeira do Sul, the last of these at a later stage, some time after 2015 – and also a private maritime terminal in São José do Norte, for the distribution of pulp.

The Jacuí waterway, in the Rio Pardo valley, has an important role to play in the future logistics of Rio Grande do Sul, as it passes through highly productive agricultural regions, connecting them with the capital Porto Alegre and the port of Rio Grande. Presently, it is underutilized, and the volumes that Aracruz intends to transport represent a 25%increase over the current transport movement. The aim is to achieve and preserve the uninterrupted navigability of the River Jacuí, between Rio Pardo and Guaíba, carrying a daily volume of up to 10 thousand tons. The waterway transportation needs to operate continuously, all year round, transporting 50% of the raw material carried to the pulp mill.

These initiatives represent an investment of US$170 million and are part of a US$2.6 billion investment, announced by Aracruz in April, for the construction of a second production line at its Guaíba unit, located in the state of Rio Grande do Sul, which will augment the plant’s annual capacity to 1.8 million tons of bleached eucalyptus pulp.

Veracel 2 - Aracruz, together with its partner Stora Enso, will also give the utmost importance to expanding the production capacity of the Veracel plant, in Bahia, with the construction of a second production line, with an annual capacity of around 1.4 million tons, which could come into production by the beginning of 2012.

Veracel Celulose S.A., a 50/50 joint-venture between Aracruz and Stora Enso, went into operation in May 2005 and is recognized worldwide for its operational excellence and consequent lowest production cost in the industry. The plant, which is located in the municipality of Eunápolis, in the south of Bahia, has the capacity to produce 1 million tons a year of bleached eucalyptus pulp.

Growth strategy - The increase in the capacity of the Guaíba unit and the Veracel expansion will both contribute towards realizing Aracruz’s strategy for sustainable growth, aimed at supplying 25% of world hardwood market pulp demand —equivalent to approximately 7 million tons a year — by the year 2015.

To this same end, Aracruz also intends to announce, later this year, the conclusion of the feasibility studies for a third expansion project in Brazil, which will be a totally new plant.

ACCESS THE WEBSITE - Further information about Aracruz’ expansion projects can be found at the following address: http://www.aracruz.com.br/projetosdeexpansao/?lang=en.

For further information, please contact our Investor Relations Department:

Phone: (55-11) 3301 4131 Fax: (55-11) 3301 4274 E-mail: invest@aracruz.com.br

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer